NO ACT

PE
1-13-2010



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010580

February 3, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-03-2010

Jeffrey N. Carp
Executive Vice President and Chief Legal Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

Re: State Street Corporation
Incoming letter dated January 13, 2010

Dear Mr. Carp:

This is in response to your letter dated January 13, 2010 concerning the shareholder proposal submitted to State Street by Patrick A. Jorstad. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Patrick A. Jorstad

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: State Street Corporation
Incoming letter dated January 13, 2010

The proposal relates to the chairman of the board.

There appears to be some basis for your view that State Street may exclude the proposal under rule 14a-8(h)(3). We note your representation that State Street included the proponent's proposal in its proxy statement for its 2009 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if State Street omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which State Street relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



STATE STREET.

Jeffrey N. Carp
Executive Vice President
and Chief Legal Officer

One Lincoln Street
Boston, MA 02111

Telephone: 617 664 5176
Facsimile: 617 664 8209
jcarp@statestreet.com

January 13, 2010

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: State Street Corporation — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, State Street Corporation, a Massachusetts corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the proposal submitted by Mr. Patrick A. Jorstad (defined below) from the proxy materials for the Company's 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Jorstad Proposal from the 2010 Proxy Materials for the reasons set forth below.

THE PROPOSALS

On October 15, 2009, the Company received a proposal (the "WAM Proposal") from Walden Asset Management ("WAM") requesting that the Company's Board of Directors (the "Board") adopt as policy, and amend the Company's bylaws as necessary, to require the Chair of the Board to be an independent member of the Board. The Company received a letter on December 7, 2009 from the Benedictine Sisters of Mount St. Scholastica, Inc. (the "Benedictine Sisters"), indicating that the Benedictine Sisters are co-sponsoring the WAM Proposal.

On December 7, 2009, the Company received an additional similar proposal (the "Jorstad Proposal") from Mr. Patrick A. Jorstad.

The WAM Proposal and the Jorstad Proposal are referred to together as the "Proposals."

A copy of the Proposals and related correspondence from WAM, the Benedictine Sisters and Mr. Jorstad are attached to this letter as Exhibits A, B and C, respectively.

A copy of this letter is being sent on this date to Mr. Jorstad, informing him of the Company's intention to omit his proposal from the 2010 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2010 Proxy Materials with the Commission.

For the convenience of the Staff, the text of the Proposals is set forth below.

The WAM Proposal is as follows:

> RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Mr. Jorstad's proposal is as follows:

> RESOLVED: The shareholders recommend that the Directors amend Article III, Section 8 (a), (b), and (c) of the By-laws as follows:
>
> Article III, SECTION 8. Certain Duties and Powers. The officers designated below, subject at all times to these by-laws and to the direction and control of the Board, shall have and may exercise the respective duties and powers set forth below. Multiple offices may be held by the same person, except as otherwise required by law or these By-laws.
>
> (a) The Chairman. There shall be a Chairman of the Board of Directors, who shall be the lead, non-management Director. The Chairman shall have such duties and powers as prescribed by the Board and, when present, shall preside at all shareholder meetings and Board meetings. When the Chairman is absent from any shareholder or Board meeting, the non-management Director with the longest service who is present shall preside at that meeting.
>
> (b) The Chief Executive Officer (CEO). The CEO, if there is one, shall, subject to the direction of the Board, have general supervision and control of the corporation's business and have such other duties and powers as prescribed by the Board. The CEO shall be ineligible to hold the office of Chairman while serving as CEO.
>
> (c) The President. The President shall have such duties and powers as prescribed by the Board. The President shall be ineligible to hold the office of Chairman while serving as President.
>
> The shareholders recommend that the Directors adopt this amendment at the first Board meeting after its adoption by a majority of the shares voted.

The Company plans to include the WAM Proposal in the 2010 Proxy Materials.

REASONS FOR EXCLUSION

Duplication

Under Rule 14a-8(i)(11), the Jorstad Proposal may be omitted from the 2010 Proxy Materials because it substantially duplicates a previously submitted proposal that will be included in the Company's 2010 Proxy Materials. *See* Rule 14a-8(i)(11). The Commission has stated that Rule 14a-8(i)(11) is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Proposed Amendments to Rule 14a-8, Exchange Act Release No. 34-12598 (Jul. 7, 1976). Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). As long as the "principal thrust" of the proposals is the same, the duplicative subsequently-received proposals may be omitted. *See, e.g.*, Wells Fargo & Co., SEC No-Action Letter (Jan. 17, 2008); Sara Lee Corp., SEC No-Action Letter (Aug. 18, 2006). A duplicative proposal is excludable under Rule 14a-8(i)(11) even if it seeks to implement an issue in a different way than the first proposal, such as through bylaw changes instead of board policy, or is mandatory instead of precatory in nature. *Id.*

The Company received the WAM Proposal before receiving the Jorstad Proposal, and the Company intends to include the WAM Proposal in the 2010 Proxy Materials. Therefore, the Company plans to omit the Jorstad Proposal under Rule 14a-8(i)(11). The principal thrust of the Proposals is the same: separating the role of Board chair from Company management. The WAM Proposal states that the Company's bylaws should be amended as necessary to accommodate the new policy. The Jorstad Proposal requests that the Company's bylaws should be amended to provide that the Board chair be the lead, non-management director.

The principal focus of the proposals is separating the role of Board chair from Company management roles. The minor variations in implementation among the Proposals, and the other minor differences among the Proposals, are without significance to the analysis under Rule 14a-8(i)(11). *Id.* Indeed, the Staff has on numerous occasions specifically recognized that a company may exclude duplicative separate board chair proposals, despite variations in implementation and other differences. *See, e.g.*, Wells Fargo & Co., SEC No-Action Letter (Jan. 17, 2008) (excluding duplicative separate board chair proposals where the differences included (i) implementation by board policy versus bylaw amendment, (ii) differences in detail about the meaning of independence from management; and (iii) differences in detail about transition rules if the chair ceased to be independent and that compliance would be excused if no independent director were available); Sara Lee Corp., SEC No-Action Letter (Aug. 18, 2006) (excluding duplicative separate board chair proposals where differences included implementation by board policy versus bylaw amendment); General Motors Corp., SEC No-Action Letter (Mar. 7, 2006) (excluding duplicative separate board chair proposals where the differences included implementation by board policy versus bylaw amendments).

Accordingly, the Company believes that the Jorstad Proposal may be excluded under Section 14a-8(i)(11).

Additional Bases for Exclusion of the Jorstad Proposal

In addition, the Jorstad Proposal may be omitted from the 2010 Proxy Materials because of Mr. Jorstad's failure to attend the Company's last shareholder meeting to present his proposal, or to send a representative to appear on his behalf.

Rule 14a-8(h)(3) provides that if a proponent, or the proponent's qualified representative, fails to appear and present a proposal, without good cause, the proponent's proposals will be excludable for any meeting held in the following two calendar years. Rule 14a-8(h)(3); *see also, e.g.*, Eastman Kodak Co., SEC No-Action Letter (Dec. 31, 2007).

The Company included a proposal from Mr. Jorstad in the Company's 2009 proxy statement as Item 6.

As Mr. Jorstad acknowledges in the letter accompanying the Jorstad Proposal, neither Mr. Jorstad nor a representative of his attended the Company's 2009 annual meeting of shareholders. Moreover, Mr. Jorstad did not communicate to the Company any good reason for his absence or for his failure to arrange for a representative to appear on his behalf. *See* Exhibit C (stating, "To address the obvious: my absence from the 2009 meeting – after attending every meeting from 1998 to 2008 – is demonstrably a matter of 'good cause,' as defined by Rule 14a-8 and interpreted by Staff Legal Bulletins and No-Action Letters. I strongly caution the Directors to forego raising this issue."). The Company has not been informed of any reason why Mr. Jorstad could not have arranged for a representative to attend the Company's 2009 annual meeting on his behalf if he was unavailable. *See, e.g.*, Eastman Kodak Co., SEC No-Action Letter (Dec. 31, 2007).

As a result, under Rule 14a-8(h)(3), the Company may exclude the Jorstad Proposal from the 2010 Proxy Materials and omit any other proposals made by Mr. Jorstad from the proxy materials for any shareholder meetings held in calendar years 2010 and 2011. *See id.*

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Jorstad Proposal is excluded from the Company's 2010 Proxy Materials. Please do not hesitate to call me at (617) 664-5176 if you require additional information or wish to discuss this submission further.

[*The remainder of this page is intentionally left blank.*]

Thank you for your attention to this matter.

Sincerely,



Jeffrey N. Carp
Executive Vice President and Chief Legal Officer
State Street Corporation

Attachments: Exhibit A
Exhibit B
Exhibit C

cc: Mr. Patrick A. Jorstad

Exhibit A



Walden Asset Management
Investing for social change since 1975

October 13, 2009

Mr. Ronald E. Logue
Chief Executive Officer

Mr. Jeffrey Carp
Corporate Secretary

State Street Corporation
One Lincoln Street
Boston, MA 02111

Dear Mr. Logue and Mr. Carp:

We appreciate the response Mr. Jeffrey Carp sent in response to our letter proposing Separation of Chair and CEO when the CEO. We thank the Nominating and Governance Committee for its openness to discussing this matter. Obviously, this is the appropriate locus of the discussion since this Committee and the Board is responsible for governance policy.

As you know, Walden, along with some of our clients and other interested investors, have written State Street about other governance issues such as executive pay and proxy voting. These concerns continue and as a result State Street will once again be receiving resolutions on executive pay.

We also continue to be distressed by SSgA's proxy voting record on environmental and social issues, which stand in stark contradiction to the positive CSR record of State Street itself and the well done sustainability report you publish annually.

In addition, the lack of responsiveness by management to repeated requests for dialogue on this issue is a reflection of poor investor relations, as well as an unwillingness to look in depth at a proxy voting practice that ignores risk and potential negative impact on shareholder value. The issue of risk and impact on a company's financial record are central to many of these shareholder resolutions yet seem to be ignored by SSgA.

We continue to urge SSgA to move from its rigid, unreflective stance on proxy voting.

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston Massachusetts 02108 617 726 7250 or 800 282 8782 fax 617 227 3664

We also believe the issue of the Separation of Chair and CEO deserves priority attention by the Nominating and Governance Committee and thus have filed the enclosed resolution to stimulate that discussion.

The attached proposal is submitted for inclusion in the 2010 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. Walden is the beneficial owner of approximately 73,325 shares of State Street on behalf of our clients as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. We have been a shareholder for more than one year, have held over $2,000 worth of stock and enclose our proof of ownership. A representative will attend the meeting as required by the SEC rules.

Walden Asset Management is the primary filer of this resolution.

Sincerely,



Timothy Smith
Senior Vice President

Cc: Mr. Gregory L. Summe, Chair – Nominating & Governance Committee
Mr. Jeffrey Carp, Chief Legal Officer

Separate Chair & CEO
State Street

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "*Chairing the Board,*" arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer (CEO) is a sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

We urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

In consideration of the potential disruption of an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we are requesting that this policy be phased in and implemented when the next CEO is chosen in the future. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

Exhibit A



Boston Trust & Investment
Management Company

October 13, 2009

To Whom It May Concern:

Boston Trust & Investment Management Company (Boston Trust) acts as custodian for Walden Asset Management, a division of Boston Trust.

We are writing to verify that Walden Asset Management currently holds at least 73,325 shares of State Street Corporation (Cusip #857477103). We confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of State Street Corporation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,



Kenneth S. Pickering
Director of Operations

One Beacon Street Boston, Massachusetts 02108 617 726.7250 fax 617 227 2690

Exhibit B



Mount St. Scholastica

Benedictine Sisters

December 2, 2009

Jeffrey N. Carp, Secretary
State Street Corporation
One Lincoln Street
Boston, MA 02111-2900

Dear Mr. Carp:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica, Inc. in support the stockholder resolution on Separate Chair & CEO. In brief, the shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Walden Asset Management (Boston Trust & Investment Management Company) for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 307 shares of State Street Corporation stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Mr.Timothy Smith of Walden Asset Management (Boston Trust & Investment Management Company) at 617-726-7155 tsmith@bostontrust.com.

Respectfully yours,



Rose Marie Stallbaumer, Treasurer

Enclosure: 2010 Shareholder Resolution

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

Separate Chair & CEO

2010 – State Street Corporation

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Supporting Statement: We believe:

* The role of the CEO and management is to run the company.

* The role of the Board of Directors is to provide independent oversight of management and the CEO.

* There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "Chairing the Board," arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer (CEO) is a sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

We urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

In consideration of the potential disruption of an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we are requesting that this policy be phased in and implemented when the next CEO is chosen in the future. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

Saturday, December 5, 2009

BY U.S. OVERNIGHT MAIL

Mr. Patrick A. Jorstad

*** FISMA & OMB Memorandum M-07-16 ***

editor@shareholdersonline.org

Mr. Jeffrey N. Carp
Secretary, State Street Corporation
Office of the Secretary
One Lincoln Street
Boston, MA 02111
jcarp@statestreet.com

Re: Shareholder Proposal for Inclusion in the Corporation's 2010 Proxy Statement

Dear Mr. Carp:

In accordance with and/or reliance upon:

1. Federal law, as applicable;
2. Rule 14a-8 under the Securities Exchange Act of 1934, as applicable (and as interpreted in Staff Legal Bulletins 14, 14A, 14B, 14C, 14D, 14E, as well as by the Federal Courts);
3. Massachusetts state law, as applicable, and as interpreted by Federal and State courts in Massachusetts (e.g., the *ER Holdings v. Norton* case);
4. State Street Corporation's own By-laws, as applicable;
5. State Street Corporation's proxy statement for the 2009 Annual Meeting of Shareholders; and
6. The Directors' individual and collective duties of good faith, fair dealing, and loyalty to me as an owner and a participant in the Salary Savings Program (and without limiting my lawful reliance upon any other source of lawful authority upon which I may also be entitled to rely) –

I herewith submit a shareholder proposal for inclusion in the Corporation's proxy statement for the 2010 Annual Meeting of Stockholders.

Rule 14a-8(b) requires that I demonstrate my eligibility to submit the enclosed proposal. The Corporation's records of my holdings indicate that: (1) I have continuously held my shares for more than one year; and (2) the value of my shares exceeds the minimum value of $2000. I intend to continuously hold shares in excess of the minimum value through the 2010 Meeting. In addition to the shares visible to the Corporation (by making reference to my Salary Savings Program stock holdings), I also hold shares beneficially. As I have done in past years, I will obtain and forward a letter from my broker confirming this, if requested by the registrant.

Rule 14a-8(e) sets forth the deadline for submitting a shareholder proposal under Rule 14a-8. State Street's proxy statement for the 2009 Annual Meeting gives this year's deadline as December 7, 2009, in the section titled *Proposals and Nominations by Stockholders*. As recommended by the SEC, I am submitting the proposal by a means that establishes the date of the Corporation's receipt of the enclosed proposal.

Rule 14a-8(f) requires the Corporation to notify me in writing within 14 days of any procedural or eligibility deficiencies concerning the proposal. Notice of any such procedural or eligibility defect should be sent to me, in writing, via United States Mail. Upon my receipt of any such notice, I will promptly verify receipt.

Rule 14a-8(g) places the burden of proof on the Board of Directors, if it decides to seek to exclude the proposal from the 2010 proxy statement. I urge the non-management Directors to vote to include the enclosed proposal in the 2010 proxy statement, so that the Corporation's shareholders may consider the subject matter therein. I also urge them to hire legal counsel, independent of Ropes & Gray, to carefully vet the Board's official opposition response (if any) for false and misleading statements. The Board filed false and misleading statements in the 2006 proxy, with regard to my proposal (the statute of limitations has not run on enforcement and civil actions, and new US Attorneys are in place in Boston and elsewhere). The Board stood idly by, while I was unlawfully ejected from the meeting during the pendency of discussion of my successful shareholder proposal that year– by Ronald E. Logue, who remains Chairman and CEO as of the date of this letter.[1]

In the event that the Board decides to seek to exclude the enclosed proposal from the 2010 proxy statement, Rule 14a-8(j) sets forth the procedures that the Corporation must follow to file the Board's objection(s) with the SEC. I look forward to the no-action letter process this year, should the Directors elect to pursue it; there is much to share with the new SEC Staff Attorneys.[2]

If the Corporation's Directors decide to include the proposal, but also decide to make a formal recommendation to stockholders in the Corporation's 2010 proxy statement regarding how they should vote on it, I remind the Directors that the provisions of Rule 14a-8(m) require them to provide me with the exact language of the Board's opposition statement, before the Corporation's proxy materials are mailed out. This rule is designed to provide me with the opportunity to object to any false or misleading statements contained in the language of the Board's proposed opposition statement. Again, I strongly urge the Directors to exercise their lawful right to obtain independent legal counsel, other than Ropes & Gray, to vet the Board's official opposition statement, in light of the false and misleading language contained in their 2006 opposition statement.

---

[1] Indeed, the Board of Directors recently rewarded Mr. Logue's lackluster leadership with an additional $6 million, on top of conflicted compensation arrangements awarded to him in prior years.

[2] To address the obvious: my absence from the 2009 meeting – after attending every meeting from 1998 to 2008 – is demonstrably a matter of "good cause," as defined by Rule 14a-8 and interpreted by Staff Legal Bulletins and No-Action Letters. I strongly caution the Directors to forego raising this issue.

Article I, Section 7(d) of the By-laws states: "Nothing in this Section 7 shall be deemed to affect any rights (i) of shareholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or any successor Rule".

I welcome the Corporation's full compliance with its obligations under the Exchange Act, as outlined above. Enclosed is the proposal itself, with supporting statement. The proposal and its supporting statement, combined, do not exceed 500 words, in accordance with Rule 14a-8(d). The bolded heading that appears at the beginning of the proposal ("A Proposal to Reinforce the Independence of the Chairman") is meant to be included in the 500 words allotted to the proposal and supporting statement under Rule 14a-8(d), and is meant to be included, as is, in the Corporation's 2010 proxy statement.

In accordance with the Securities Exchange Act of 1934, I reserve the right to solicit proxies in favor of this proposal, which seeks to change the By-laws to make the Lead Director (the lead non-management Director) the Corporation's Chairman.

Thank you for your immediate attention to the enclosed proposal. I would appreciate a courtesy e-mail by 5 p.m. ET on December 7, 2009, confirming your timely receipt of the enclosed proposal and supporting statement. Finally, I request that you immediately forward a copy of this letter, as well as the enclosed proposal and supporting statement, to every non-management Director of the Corporation.

In the meanwhile, while emphasizing my continuing determination to clean the corporate governance mess and lax internal controls created by incumbent management at State Street, I sincerely wish you a safe and happy holiday season, and remain

Very truly yours,



Patrick A. Jorstad
State Street Shareholder and Salary Savings Plan Participant

(Enclosure)

A Proposal to Reinforce the Independence of the Chairman

Proposal

The shareholders recommend that the Directors amend Article III, Section 8 (a), (b), and (c) of the By-laws as follows:

> **Article III, SECTION 8. Certain Duties and Powers.** The officers designated below, subject at all times to these by-laws and to the direction and control of the Board, shall have and may exercise the respective duties and powers set forth below. Multiple offices may be held by the same person, except as otherwise required by law or these By-laws.
>
> > **(a) The Chairman.** There shall be a Chairman of the Board of Directors, who shall be the lead, non-management Director. The Chairman shall have such duties and powers as prescribed by the Board and, when present, shall preside at all shareholder meetings and Board meetings. When the Chairman is absent from any shareholder or Board meeting, the non-management Director with the longest service who is present shall preside at that meeting.
> >
> > **(b) The Chief Executive Officer (CEO).** The CEO, if there is one, shall, subject to the direction of the Board, have general supervision and control of the corporation's business and have such other duties and powers as prescribed by the Board. The CEO shall be ineligible to hold the office of Chairman while serving as CEO.
> >
> > **(c) The President.** The President shall have such duties and powers as prescribed by the Board. The President shall be ineligible to hold the office of Chairman while serving as President.

The shareholders recommend that the Directors adopt this amendment at the first Board meeting after its adoption by a majority of the shares voted.

Supporting Statement

The sponsor has been a shareholder continuously since 1996.

During this timeframe, management has twice de-coupled the Chairman and CEO roles (during transitions, with both offices held by executive management).

In the proponent's opinion:

- Our Directors have missed opportunities to assert the Board's independence from – and proper organization chart position in respect to – the CEO.
- Both Owners and non-management Directors would benefit from the permanent split of the Chairman and CEO offices. The simple act of changing who chairs meetings would reinforce the Directors' duties of loyalty to us – the Owners – by placing the CEO, President, and other officers in a position to report to our representatives on the Board.
- The current practice of having the CEO chair meetings turns corporate governance fundamentals on their head, creating perverse oversight dynamics.

Bank of America's shareholders took the important corporate governance step of splitting the Chairman and CEO offices in April 2009. The Bank of America proponent noted: "82% of CFOs support separating the Chairman and CEO roles, according to a Grant Thornton national survey (03/08)."

Finally, the proponent observes that State Street's Board opposed a proposal to split these roles in 2000. The Chairman/CEO at that time refused to let a proponent speak: another argument for the Director independence enhancements and intracorporate checks and balances this amendment would install.

Thank you for your consideration.